Filed by Dril-Quip, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Dril-Quip, Inc.

Commission File No.: 001-13439

Innovex Downhole Solutions, Inc.

Dril-Quip Challenges Accuracy of Glass Lewis Report and Urges Stockholders to Vote “FOR” Merger with Innovex

Glass Lewis declined to meet with Dril-Quip board and management and issued report that contains unsubstantiated and misguided conclusions

Proposed transaction follows comprehensive assessment of standalone and strategic alternatives and represents value maximizing outcome for Dril-Quip stockholders

Dril-Quip Board unanimously recommends stockholders vote “FOR” the transaction with

Innovex at the special meeting on September 5th, 2024

HOUSTON—(BUSINESS WIRE)—Aug. 28, 2024—Dril-Quip, Inc. (NYSE: DRQ) (“Dril-Quip” or the “Company”) today commented on the report issued by Glass, Lewis & Co. (“Glass Lewis”) on August 23, 2024 and updated on August 27, 2024 in connection with the Company’s proposed merger with Innovex Downhole Solutions, Inc. (“Innovex”). Dril-Quip and its Board of Directors strongly disagree with the review and recommendations issued by Glass Lewis.

Dril-Quip and its Board of Directors believe the report should be revised to address the unsubstantiated and misguided conclusions and its disregard for the compelling rationale and financial benefits of the transaction. Dril-Quip and its advisors have repeatedly offered to hold discussions that would enable Glass Lewis to develop a fully informed opinion regarding the proposed merger with Innovex, but Glass Lewis has consistently declined to engage with the Company. As a result, the Company believes the Glass Lewis report provides a misguided review and recommendations to Dril-Quip stockholders.

“We are surprised by Glass Lewis’s decision to publish its recommendations without engaging in any dialogue with the Company,” said John V. Lovoi, Dril-Quip’s Chairman of the Board. “The report, issued without a prior meeting or discussion with the Company, contains unsupported conclusions, and does not capture the significant strategic and financial potential of this transaction. A meeting would have provided an opportunity to address any concerns and clarify the thoughtful and thorough process our Board undertook in reaching its decision to recommend the merger to our stockholders.”

Mr. Lovoi continued, “Dril-Quip and its Board of Directors continue to believe that this proposed transaction with Innovex is in the best interests of our stockholders. The Board is confident the merger will deliver significant value and strategic benefits that will enhance the Company’s long-term growth, resilience and prospects.”

Glass Lewis’s Comments on the Review Process Lack Factual Support: Dril-Quip and its Board of Directors Undertook a Comprehensive Process

Prior to entering into the proposed merger agreement with Innovex, Dril-Quip and its Board of Directors:

1.	Undertook a comprehensive assessment of various standalone and strategic alternatives over the course of multiple years (which included engaging in alternative counterparty discussions),

2.	Established a dedicated transaction committee to assist in the review of alternatives,

3.	Contacted five additional prominent industry participants which declined to engage in a transaction,

4.	Engaged two reputable financial advisors to assist the Company in its review process, and

5.	Negotiated a merger agreement that ensured Dril-Quip retained flexibility to accept a superior proposal received prior to receipt of stockholder approval.

Glass Lewis’s report ignores the thorough process actually undertaken by the Board.

Glass Lewis’s Recommendations Fail to Appropriately Consider the Compelling Rationale and Financial Benefits of the Transaction

Despite recognizing the “strategic and financial impetus for the contemplated arrangement”1, Glass Lewis’s recommendations fail to evaluate the compelling value outcome of the transaction relative to the Company on a standalone basis. Instead, Glass Lewis seeks support for its recommendations based on uninformed and misguided process perspectives (as outlined above) and a small number of other miscellaneous and isolated deal observations for which Glass Lewis offers no or little explanation as to how it justifies its recommendations. For example, the report mentions a special dividend by Innovex in isolation, focusing on the beneficiary rather than considering the overall context of the transaction, the incremental pro forma ownership it provides to Dril-Quip’s stockholders, or the fact that the combined company maintains a net cash position. Moreover, Glass Lewis neglects to balance such observations against the compelling rationale and financial benefits of the transaction in any way.

The merger of Dril-Quip and Innovex is immediately and significantly accretive on all metrics to Dril-Quip stockholders and offers the following strategic merits:

•	Positions the Company with a scaled and diversified global market presence

•	Establishes a curated portfolio of complementary, mission-critical products

•	Enables key market expansion through cross-selling and accelerated penetration – lower 48, Canada, Saudi Arabia and global offshore

•	Unlocks significant and achievable cost synergies of approximately $30 million per year

•	Improves earnings stability, resilience and growth

•	Maintains a net cash position for future investment and acquisitions

•	Facilitates best-in-class practices and leadership from the respective companies

[1]	Permission to use quotes neither sought nor obtained.

The Dril-Quip Board of Directors unanimously recommends that Dril-Quip stockholders vote “FOR” the transaction and each of the proposals to be considered at the special meeting, which will be held on Thursday, September 5, 2024, at 9:30 a.m. Central Time.

Following extensive discussions with stockholders, Dril-Quip and Innovex withdrew the charter amendment proposal (Proposal No. 2) and the related non-binding governance proposals (Proposal Nos. 3A – F), eliminating the requirement that stockholders approve these proposals as a condition of the closing of the merger. This withdrawal reflects our responsiveness to stockholder input and commitment to strong corporate governance practices.

Dril-Quip stockholders who have any questions concerning the merger or the proxy statement/prospectus or would like additional copies or need help voting their shares of Dril-Quip common stock, please contact Dril-Quip’s proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

Advisors

Citi is serving as lead financial advisor and Morgan Stanley & Co. LLC is serving as co-financial advisor to Dril-Quip. Gibson, Dunn & Crutcher LLP is serving as Dril-Quip’s legal advisor.

Goldman Sachs & Co. LLC is serving as lead financial advisor and Piper Sandler Companies is serving as co-financial advisor to Innovex. Akin Gump Strauss Hauer & Feld LLP is serving as Innovex’s legal advisor with assistance from Paul Hastings LLP.

About Dril-Quip

Dril-Quip is a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry.

About Innovex Downhole Solutions, Inc.

Innovex designs, manufactures, and installs mission-critical drilling & deployment, well construction, completion, production, and fishing & intervention solutions to support upstream onshore and offshore activities worldwide.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein relating to future operations and financial results or that are otherwise not limited to historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, including, but not limited to, those related to projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Dril-Quip’s and Innovex’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and free cash flow, accretion, business and expansion opportunities, plans and amounts of any future dividends or return of capital to stockholders and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be a required approval for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger, including a supplement to the Proxy Statement/Prospectus on August 26, 2024. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

Investor Relations:

Erin Fazio, Director of Corporate Finance

erin_fazio@dril-quip.com

Dril-Quip

Media Relations:

Sydney Isaacs / Chuck Dohrenwend

Sydney.Isaacs@h-advisors.global / Chuck.Dohrenwend@h-advisors.global

H/Advisors Abernathy

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